Exhibit 99.1

MEGA MATRIX INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Rounded to the Nearest Hundred US Dollar, except for share and per share data, unless otherwise stated)

	March 31,	December 31,
	2025	2024
ASSETS
Current Assets:
Cash and cash equivalents	$6,756,500	$8,870,800
Trading securities	7,000	7,000
Loans receivable - a related party	758,800	866,000
Accounts receivable	509,800	422,800
Prepaid expenses and other assets	2,850,100	3,175,100
Current content assets, net	1,856,000	1,566,800
Total current assets	12,738,200	14,908,500

Non-current Assets:
Long-term investments	1,479,400	1,480,800
Goodwill	2,889,200	2,889,200
Content assets, net	196,700	183,800
Total non-current assets	4,565,300	4,553,800
Total assets	$17,303,500	$19,462,300

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$444,900	$1,000,500
Contract liabilities	2,347,100	2,095,500
Income taxes payable	3,100	2,700
Other current liabilities and accrued expenses	2,587,600	2,255,300
Total liabilities	5,382,700	5,354,000

Commitments and contingencies (Note 10)

Shareholders’ Equity:
Preferred stock, $0.001 par value, 2,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Ordinary Shares, $0.001 par value, 100,000,000 and 100,000,000 shares authorized, 34,789,611 and 34,536,384 shares outstanding as of March 31, 2025 and December 31, 2024, respectively	34,800	34,600
Class B Ordinary Shares, $0.001 par value, 10,000,000 and 10,000,000 shares authorized, 5,933,700 and 5,933,700 shares outstanding as of March 31, 2025 and December 31, 2024, respectively	5,900	5,900
Paid-in capital	40,695,600	40,405,400
Accumulated deficit	(28,815,500)	(26,337,600)
Total shareholder’s equity	11,920,800	14,108,300
Total liabilities and shareholder’ equity	$17,303,500	$19,462,300

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Rounded to the Nearest Hundred US Dollar, except for share and per share data, unless otherwise stated)

	For the Three Months Ended March 31,
	2025	2024
Revenues	$7,736,200	$8,691,600
Cost of revenues	(3,421,800)	(3,500,200)
Gross profit	4,314,400	5,191,400

Operating expenses:
Selling expenses	(4,401,600)	(7,718,400)
General and administrative expenses	(2,450,400)	(2,238,400)
Total operating expenses	(6,852,000)	(9,956,800)

Loss from operations	(2,537,600)	(4,765,400)

Other income (expenses):
Changes in fair value of digital assets	-	2,540,700
Share of equity loss in an equity method investee	(1,400)	-
Changes in fair value of trading securities	800	-
Interest income (expenses), net	58,200	(2,500)
Other income, net	2,500	14,900
Total other income, net	60,100	2,553,100

Loss before income tax	(2,477,500)	(2,212,300)

Income tax (expenses) benefits	(400)	276,600
Net loss and comprehensive loss	$(2,477,900)	$(1,935,700)
Less: Net loss and comprehensive loss attributable to non-controlling interests	-	1,068,900
Net loss and comprehensive loss attributable to Mega Matrix Inc.’s shareholders	$(2,477,900)	$(866,800)
Loss per share:
Basic and Diluted	$(0.07)	$(0.05)

Weighted average shares used in loss per share computations:
Basic and Diluted	34,747,402	35,271,740

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

	Mega Matrix Inc.’s Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares				Non-
	Number of Stocks	Amount	Number of Stocks	Amount	Paid-in Capital	Accumulated Deficits	Controlling Interests	Total
Balance, December 31, 2023	31,724,631	$31,800	-	$-	$27,822,200	$(17,454,200)	$-	$10,399,800
Issuance of ordinary shares to certain investors in a private placement	2,490,000	2,500	-	-	3,732,500	-	-	3,735,000
Issuance of ordinary shares to an underwriter	124,000	100	-	-	(100)	-	-	-
Issuance of ordinary shares to acquire a subsidiary	1,500,000	1,500	-	-	2,263,500	-	1,510,000	3,775,000
Share-based compensation	102,000	100	-	-	361,000	-	-	361,100
Net loss	-	-	-	-	-	(866,800)	(1,068,900)	(1,935,700)
Balance, March 31, 2024	35,940,631	$36,000	-	$-	$34,179,100	$(18,321,000)	$441,100	$16,335,200

Balance, December 31, 2024	34,536,384	$34,600	5,933,700	$5,900	$40,405,400	$(26,337,600)	$-	$14,108,300
Share-based compensation to employees	132,050	100	-	-	111,100	-	-	111,200
Share-based compensation to non-employees	115,377	100	-	-	175,700	-	-	175,800
Issuance of ordinary shares to Manager of ATM (Note 7)	5,800	*	-	-	3,400	-	-	3,400
Net loss	-	-	-	-	-	(2,477,900)	-	(2,477,900)
Balance, March 31, 2025	34,789,611	$34,800	5,933,700	$5,900	$40,695,600	$(28,815,500)	$-	$11,920,800

*	The amount of Class A Ordinary Shares issued for share-based compensation to non-employees was below 100.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Rounded to the Nearest Hundred US Dollar, unless otherwise stated)

	For the Three Months Ended March 31,
	2025	2024
Net cash used in operating activities	$(2,210,500)	$(96,900)

Investing activities:
Repayment of loans from a related party	111,900	-
Investment in trading securities	(19,100)	(500,000)
Purchases of digital assets	-	(610,000)
Acquisition of cash of a subsidiary	-	118,300
Net cash provided by (used in) investing activities	92,800	(991,700)

Financing activities:
Subscription fee advanced from investors	3,400	809,900
Net cash provided by financing activities	3,400	809,900
Net decrease in cash and cash equivalents	(2,114,300)	(278,700)
Cash, cash equivalents, beginning of period	8,870,800	3,129,800
Cash, cash equivalents, end of period	$6,756,500	$2,851,100

Supplemental Cash Flow Information
Payment of interest expenses	$-	$-
Payment of income tax expenses	$-	$-

Non-cash Investing and Financing activities
Subscription fee advanced from investors in the form of USDT	$-	$75,000
Issuance of common stocks to settle subscription fee advanced from investors	$-	$2,755,100

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Reorganization and reclassification of Class A and Class B ordinary shares

On October 8, 2024, Mega Matrix Inc. (“MPU Cayman” or the “Company”), Mega Matrix Corp. (“MPU DE”, formerly “AeroCentury Corp.” and “ACY”), a Delaware corporation, and MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman (“MPU Merger Sub”) effected a redomicile merger (the “Redomicile Merger”). As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024. Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” The CUSIP/ISIN number relating to the Class A Shares of MPU Cayman is G6005C 108/ KYG6005C1087. Prior to the Redomicile Merger, shares of MPU DE’s common stock were registered pursuant to Section 12(b) of the Exchange Act, and listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share.

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

Upon the completion of the Redomicile Merger, MPU Cayman has issued approximately 40,470,084 Class A Shares in the Redomicile Merger and the one Class A Share issued and outstanding prior to the Redomicile Merger has been cancelled. There are no Class B Share or Preferred Shares outstanding.

The Company believed that it was appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the consolidated financial statements.

Repurchase of Class A ordinary shares and issuance of Class B ordinary shares

On December 10, 2024, the Company entered into a share repurchase agreement (“Repurchase Agreement”) and a share subscription agreement (“Subscription Agreement”) with Mr. Yucheng Hu, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company effected a reclassification (“Reclassification”) through an issuance of 5,933,700 Class B ordinary shares, par value $0.001 (“Class B Shares”) to Mr. Hu at par value concurrent with the repurchase of 5,933,700 Class A ordinary shares, par value $0.001 (“Class A Shares”) held by Mr. Hu at par value in accordance with the Companies Act (As Revised) of the Cayman Islands and the applicable memorandum and articles of association. The repurchased Class A Shares shall be cancelled and available for future issuance, without affecting the Company’s authorized share capital. The closing of the Repurchase occurred on December 10, 2024.

Setup of a new subsidiary

On September 24, 2024, the Company set up Bona Box FZ LLC, a wholly owned subsidiary in Abu Dhabi. Bona Box FZ LLC is aiming to produce short dramas to customers based in Arabian area.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company is engaged in operation of FlexTV, a short drama streaming platform based in Singapore that produces English and Thai dramas through Yuder Pte. Ltd. and Bona Box FZ LLC, indirect and direct wholly owned subsidiaries of the Company, respectively.

The major subsidiaries of the Company as of March 31, 2025 are summarized as below:

	Later of date of
	incorporation or	Place of	% of	Principal
Name of Subsidiaries	Acquisition	Incorporation	Ownership	Activities
Major subsidiaries:
FunVerse Holding Limited	January 7, 2024	BVI	100%	Investment holding
Yuder Pte. Ltd.	January 7, 2024	Singapore	100%	Short drama streaming platform
Bona Box FZ LLC	September 24, 2024	Abu Dhabi	100%	Short drama streaming platform
Saving Digital Pte. Ltd.	August 31, 2022	Singapore	100%	Investment holding
Marsprotocol Technologies Pte. Ltd.	March 1, 2023	Singapore	100%	Investment holding

Acquisition of FunVerse Holding Limited (“FunVerse”) and its subsidiary

On January 7, 2024, MPU DE entered into and closed a definitive Share Exchange Agreement with FunVerse, a company incorporated under the laws of the British Virgin Islands and the sole parent company of Yuder Pte. Ltd. (“Yuder”), and the shareholders of FunVerse. Following the transaction, MPU DE owns sixty percent (60%) of equity interest of FunVerse. FunVerse, through Yuder, operates FlexTV, a short drama streaming platform based in Singapore that produces English and Thai dramas that are also translated into different languages for the users that are spread across various parts of the world. In addition to creating original dramas, Yuder also acquires third party content copyrights which it then translates and distributes on its FlexTV platform.

On August 15, 2024, MPU DE closed its acquisition of 40% equity interest in FunVerse Holding Limited (“FunVerse”) and its wholly owned subsidiary, Yuder Pte. Ltd. (“Yuder”), at share consideration of 1,500,000 Class A Ordinary Shares of the Company. Upon the acquisition, the Company, through MPU DE, indirectly owns 100% equity interest in FunVerse and Yuder.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Deconsolidation of staking business and leasing of regional aircraft business

On August 31, 2022, MPU DE acquired all of the equity interest in Saving Digital Pte, Ltd., a Singapore corporation (“SDP”) from Mr. Yucheng Hu for a nominal consideration of $10,000. SDP was intended to operate solo-staking business.

On March 1, 2023, SDP and Bit Digital Singapore Pte. Ltd. (“Bit Digital”), entered into a shareholders’ agreement (the “Shareholders Agreement”) with Marsprotocol Technologies Pte. Ltd. (“MTP”), to provide proof-of-stake technology tools for digital assets through the staking platform “MarsProtocol”, an institutional grade non-custodial staking technology. Pursuant to the Shareholders Agreement, SDP invested $300,000 and owned 60% equity inteterest of MTP. Through the MarsProtocol platform, MTP planned to provide non-custodial staking tools. In June 2023, the Company ceased provision of non-custodial staking tools to third party customers. In August 2023, Bit Digital exited its investment in MTP and withdrew its capital contribution of SGD$120,000 from MTP. As a result of the transaction, SDP owns all outstanding ordinary shares of MTP.

In March 2024, the Company ceased solo-staking business. SDP was intended to operate solo-staking business.

In August 2023, per the recommendation of board of JetFleet Management Corp. (“JMC”), MPU DE, as a holder of a majority of the voting stock of JMC, elected to approve the winding up and dissolution of JMC. JMC ceased providing aircraft advisory and management services upon winding up and the Company deconsolidated JMC and its subsidiaries in December 2023.

Upon the Company’s deconsolidation of its staking business operated by SDP and leasing of regional aircraft business operated by JMC, the Company focused on its short drama streaming platform business.

The management believed the deconsolidation does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way it is running its business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the deconsolidation of does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The deconsolidation is not accounted as discontinued operations in accordance with ASC 205-20.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements are presented on a consolidated basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information, the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025 or for any other period. All intercompany balances and transactions have been eliminated on consolidation.

Fair value Measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company considers the carrying amount of cash and cash equivalents, accounts receivable, loans receivable due from a related party, other receivables, accounts payable, other payables and income taxes payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 7).

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

Accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses. Accounts receivable do not bear interest.

The Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) to measure expected credit losses of accounts receivable.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of online advertising service fees from certain customers. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

As of March 31, 2025 and December 31, 2024, the Company did not provide expected credit losses against accounts receivable.

Content assets, net

Content assets are classified as current content assets and non-current content assets, based on their estimated useful lives. Content assets are stated at cost less accumulated amortization and impairment if any. Content assets are amortized in a way which reflect the pattern in which the economic benefits of the content assets are expected to be consumed or otherwise used up. When assets are retired or disposed of, the costs and accumulated amortization are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Software	12 months
Produced contents	6 – 12 months
Copyrights	12 – 36 months

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Membership and top-up streaming services (“IAP”)

Membership and top-up streaming services are referred to as In-App Purchases (“IAP”). The Company offers membership streaming services to subscribing members from various countries and the features of the plan, which primarily include access to exclusive and ad-free streaming of short dramas, and accelerated downloads and others. It’s optional for users to subscribe for weekly, monthly or annual membership on the short drama streaming platform. Users can also top up their accounts to acquire in-app coins on our platform, which are then used to continue viewing the short dramas. Users can also earn in-app coins to watch short dramas by completing daily and new user tasks.

Full membership and top-up charges are prepaid before provision of membership and top-up streaming services. The collection of membership and top-up charges are initially recorded as “contract liabilities” on the unaudited condensed consolidated balance sheets and revenue is recognized ratably over the membership period and consumption of in-app coins as services are rendered.

Online advertising services (“IAA”)

Online advertising services are referred to as In-App Advertising (“IAA”). The Company sells advertising services by delivering brand advertising primarily to third-party advertising agencies. The Company provides advertisement placements on its short drama streaming platform in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The transaction prices are varied according to the scale of impressions and types of the advertisements in the contracts with customers. The contracts have one performance obligation. Revenues are recognized over time. The Company has a right to consideration from the customers in an amount that corresponds directly with the value the Company’s performance obligations completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognizes revenues from provision of online advertising services based on amounts invoiced to the customers.

Content licensing business

The Company launched its content licensing business for its self-produced short dramas to certain online media platform in the year ended December 31, 2024. The Company entered into license agreements with third party platform customers, pursuant to which the Company grants license of its self-produced short-dramas to the platforms and allow them to distribute the short dramas for an agreed period of time. The transaction price is comprised of a fixed price and variable price which is calculated at a percentage of the revenues generated by the customers. The Company recognized revenues at fixed price upon granting license to the customers, and will recognize the variable price once the fees are collected. For the three months ended March 31, 2025 and 2024, the Company generated revenues of $511,100 and $nil, respectively, from its content licensing business.

Contract balances

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements.

As of December 31, 2024, the Company had contract liabilities of $2,095,500, which were recognized as revenues in the three months ended March 31, 2025

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Disaggregation of revenue

For the three months ended March 31, 2025 and 2024, the Company disaggregate revenue into three revenue streams, consisting of In-App Purchases services, In-App Advertising services and content licensing business, as follows:

	For the Three Months Ended March 31,
	2025	2024
In-App Purchase services	$6,590,400	$8,048,200
In-App Advertising services	634,700	643,400
Content licensing business	511,100	-
	$7,736,200	$8,691,600

Segment reporting

The Company uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Company operates and manages its business as a single operating and reportable segment. The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income (loss) when making decisions about allocating resources and assessing performances of the Company. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its services and the allocation of budget between operating costs and expense.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Segment reporting (continued)

The following table disaggregates the Company’s revenues by primary geographical markets based on the location of customers for the three months ended March 31, 2025 and 2024.

	For the three months ended March 31, 2025
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Membership and top-up streaming services revenue	$2,890,200	$2,103,000	$1,281,800	$315,400	$6,590,400
Online advertising services	-	634,700	-	-	634,700
Content licensing	-	511,100	-	-	511,100
Total	$2,890,200	$3,258,800	$1,281,800	$315,400	$7,736,200

	For the three months ended March 31, 2024
	United States and	Asia-	Europe, Middle East	Latin
	Canada	Pacific	and Africa	America	Total
Membership and top-up streaming services revenue	$4,654,900	$1,586,700	$1,136,800	$669,800	$8,048,200
Online advertising services	-	643,400	-	-	643,400
Total	$4,654,900	$2,230,100	$1,136,800	$669,800	$8,691,600

Going concern

For the three months ended March 31, 2025 and 2024, the Company reported net losses of approximately $2.5 million and $1.9 million, respectively. In addition, the Company had accumulated deficits of approximately $28.8 million and $26.3 million as of March 31, 2025 and December 31, 2024, respectively, but the Company had working capital of approximately $7.4 million among which the Company held cash of approximately $6.8 million as of March 31, 2025, which is expected to support our operating and investing activities for the next 12 months.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

Given the financial condition of the Company and its operating performance, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on going concern basis.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Concentration and credit risks

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of March 31, 2025, approximately $6.8 million were deposited in financial institutions in Singapore, and each bank accounts is insured by the government authority with the maximum limit of S$100,000. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in Singapore which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

The Company’s operations are carried out in Singapore. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in Singapore as well as by the general state of the Singapore’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, interest rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s operating activities that were conducted through the subsidiaries in Singapore and related assets and liabilities are denominated in SGD, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Monetary Authority of Singapore (“MAS”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the MAS or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of SGD is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the MAS market.

3) Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables and revenues with specific customers.

As of March 31, 2025, two customers accounted for 24.9% and 10.6% of accounts receivable, respectively. As of December 31, 2024, two customers accounted for 38.3% and 15.7% of accounts receivable, respectively.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Recent adopted pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition.

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact from the adoption and will adopt the amendments in the first quarter of fiscal year ended December 31, 2025. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s unaudited condensed consolidated statements of operations and comprehensive loss or unaudited condensed consolidated balance sheets.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

3. ACQUISITION OF FUNVERSE

On January 7, 2024, the Company acquired 60% of the equity interest of FunVerse at the cost of issuance of 1,500,000 ordinary shares. The fair value of the share consideration was $2,265,000 by reference to the closing price on January 7, 2024.

The Company has allocated the purchase price of FunVerse based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value, and used cost approach to estimate the fair value of content assets which was primarily comprised software and copyrights. The Company engaged an independent appraiser firm to estimate the fair value of assets acquired, liabilities assumed and content assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses. The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of FunVerse based on a valuation performed by an independent valuation firm engaged by the Company.

January 7,
2024
ASSETS
Net tangible liabilities (1)	$(466,400)
Copyrights (2)	581,000
Software (2)	1,048,200
Goodwill	2,889,200
Deferred tax liabilities	(277,000)
Non-controlling interest	(1,510,000)
Total purchase consideration	$2,265,000

(1)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible liabilities on January 7, 2024.

January 7,
2024
ASSETS
Cash and cash equivalents	$118,300
Accounts receivable	323,500
Prepayments	25,200
Prepaid expenses and other assets	359,400
Content assets	165,300
Total assets	$991,700
LIABILITIES
Accounts payable	$43,400
Contract liabilities	395,000
Other current liabilities and accrued expenses	1,019,700
Total liabilities	$1,458,100

Net tangible liabilities	$(466,400)

(2)	The copyrights and software, collectively known as content assets, are both applied to produce short dramas. The useful lives of these content assets ranged between 6 and 12 months.

On August 15, 2024, the Company closed its acquisition of 40% equity interest in FunVerse and Yuder, at share consideration of 1,500,000 Class A Ordinary Shares of the Company, at per share price of $1.51. Upon the acquisition, the Company owned 100% equity interest in FunVerse and Yuder. The acquisition of 40% equity interest in FunVerse does not result in a change in control of FunVerse and Yuder, which was accounted for as equity transactions. The difference between the carrying amount of the noncontrolling interest as of August 15, 2024 and the fair value of 1,500,000 share consideration was recognized in additional paid-in capital.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

4. LONG-TERM INVESTMENTS

Long-term investment represented investment in Quleduo Technology Co., (“Quleduo”).

	March 31,	December 31,
	2025	2024
Investment in Quleduo	$1,500,000	$1,500,000
Less: share of equity loss in Quleduo	(20,600)	(19,200)
	$1,479,400	$1,480,800

Quleduo is a privately held company which is engaged in software design and development. In May and September 2023 and January 2024, the Company made a total cash consideration of $1,500,000 in three instalments to acquire 25% of equity interest in Quleduo. The Company used equity method to measure the investment in Quleduo. For the three months ended March 31, 2025, Quleduo incurred net loss of approximately $5,600 and the Company recorded share of equity loss of $1,400. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value and did not provide impairment against the investment in Quleduo.

As of March 31, 2025 and December 31, 204, the Company owned 30% equity interest in MarsLand Global Limited (“MarsLand”), over which the Company exercised significant influence. The Company used equity method to measure the investment in MarsLand. During the year ended December 31, 2024, Marsland reported an underperformance and a majority of the employees resigned from Marsland. The Company assessed indicators reflecting an other-than-temporary decline in fair value below the carrying value. As of December 31, 2024, the Company provided full impairment against the investment in Marsland. As of March 31, 2025 and December 31, 2024, the Company had investment of $nil in Marsland.

As of March 31, 2025 and December 31, 204, the Company owned 7.6% equity interest in DaoMax Technology Co., Ltd, (“DaoMax”), over which the Company neither had control nor significant influence through investment in ordinary shares. The Company accounted for the investment in DaoMax using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. In September 2024, DaoMax was closed as DaoMax assessed that it could generate profits from operations. For the year ended December 31, 2024, the Company provided full impairment of $546,000 against investment in DaoMax. As of March 31, 2025 and December 31, 2024, the Company had investment of $nil in DaoMax.

5. CONTENT ASSETS, NET

Content assets were comprised current content assets and non-current content assets. The useful lives of current content assets were below 12 months, while the useful lives of non-current content assets were ranged between 18 months and 36 months.

Current content assets was comprise of the following:

	March 31,	December 31,
	2025	2024
Produced contents
- in development and production	$547,900	$321,600
- released	4,292,100	3,449,400
Copyrights	2,236,900	1,691,700
	7,076,900	5,462,700
Less: accumulated amortization	(5,217,900)	(3,892,900)
Less: accumulated impairment	(3,000)	(3,000)
Total	$1,856,000	$1,566,800

Non-current content assets was comprise of the following:

	March 31,	December 31,
	2025	2024
Produced contents	$581,000	$581,000
Copyrights	373,000	313,000
	954,000	894,000
Less: accumulated amortization	(757,300)	(710,200)
Total	$196,700	$183,800

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

The following is a schedule, by fiscal years, of amortization amount of content asset as of December 31, 2024:

For the nine months ending December 31, 2025	$1,901,500
For the year ending December 31, 2026	151,200
Total	$2,052,700

For the three months ended March 31, 2025 and 2024, the Company recorded amortization expenses of $1,372,200 and $550,600 on content assets, respectively.

6. OPERATING LEASES

As of March 31, 2025 and December 31, 2024, the Company leases office spaces in the United States and Singapore under non-cancelable operating leases, with terms ranging within 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in the account of “general and administrative expenses” on the consolidated statements of operations and comprehensive loss.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company applied practical expedient to account for short-term leases with a lease term within 12 months. The Company records operating lease expense in its consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term and record variable lease payments as incurred.

For the three months ended March 31, 2025 and 2024, the Company recorded rent expenses of $6,800 and $9,800, respectively.

7. EQUITY

Ordinary Shares

As of December 31, 2024, the Company has been authorized to issue 100,000,000 shares of Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. As of December 31, 2024, the Company had 34,536,384 shares of Class A Ordinary Shares and 5,933,700 shares of Class B Ordinary Shares issued and outstanding.

On January 22, 2025, the Company issued an aggregated 115,377 shares of Class A Ordinary Shares stocks to two service providers, and recognized services expenses of $175,800 in the account of general and administrative expenses.

On February 18, 2025, the Company entered into an At The Market Offering Agreement (the “Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”) pursuant to which the Company may offer and sell, from time to time, through the Manager, Class A Ordinary Shares, par value $0.001 per share (the “Shares”), having an aggregate offering price of up to $20,000,000. On March 10, 2025, the Company sold 5,800 shares of Class A Ordinary Share to the Manager as reimbursement for Manager’s counsel’s fees in connection with each due diligence update session.

For the three months ended March 31, 2025, the Company also issued 132,050 restricted stock units to the Company’s management and staff under the Amended and Restated 2021 Equity Incentive Plan, all of which have vested. For the three months ended March 31, 2025, the Company recognized share-based compensation expenses of $111,200.

As of March 31, 2025, the Company had 34,789,611 shares of Class A Ordinary Shares and 5,933,700 shares of Class B Ordinary Shares issued and outstanding.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

7. EQUITY (CONTINUED)

Warrants

In connection with the private placement closed on January 17, 2024, the Company issued 2,490,000 warrants to certain investors. Each warrant entitling the holder to purchase one share of common stock at an exercise price of $1.50 per share at any time for a period of up to five (5) years starting six (6) months from the issuance date at which time the warrants will expire. No fractional shares of warrants will be issued in connection with any exercise. The number of warrants and the price of warrant may be subject to adjustment in the event of (i) recapitalization, reorganization, reclassification, consolidation, merger or sale, or (ii) stock dividends, subdivisions and combinations, As the warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. On January 17, 2024, the relative fair value of the warrants was $1,867,400, calculated using the Black-Scholes pricing model with the following assumptions:

As of January 17, 2024
Risk-free rate of return	4.02%
Estimated volatility rate	99.86%
Dividend yield	0%
Spot price of underling ordinary share	$2.8
Exercise price	$1.5
Relative fair value of warrant	$1,867,400

In connection with the private placement closed on August 5, 2024, the Company issued (i) Series A common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share; and (iv) Series B common stock warrants to purchase an aggregate of 681,818 shares of Common Stock at an exercise price of $2.20 per share. The Series A common stock warrants will expire twenty-four months following the issuance date and the Series B common stock warrants will expire five and one-half years following the issuance date. No fractional shares of warrants will be issued in connection with any exercise. The number of both series of warrants and the price of warrants may be subject to adjustment in the event of (i) recapitalization, reorganization, reclassification, consolidation, merger or sale, or (ii) stock dividends, subdivisions and combinations. As both series of warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. On August 5, 2024, the relative fair value of the Series A common stock warrants and Series B common stock warrants were $26,720 and $88,766, respectively, calculated using the Black-Scholes pricing model with the following assumptions:

	August 5, 2024
	Series A Warrants	Series B Warrants
Risk-free rate of return	3.89%	3.62%
Estimated volatility rate	136.12%	166.01%
Dividend yield	0%	0%
Spot price of underling ordinary share	$2.07	$2.07
Exercise price	$2.20	$2.20

In addition, the Company also issued pre-funded warrants to purchase 340,909 shares at an exercise price of $0.001 per pre-funded warrant. The investors exercised the pre-funded warrants in September 2024 and the Company issued 340,909 shares of common stocks.

As of March 31, 2024, the Company had outstanding warrants to purchase up to 3,853,636 Class A Ordinary Shares.

MEGA MATRIX INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Rounded to the Nearest Hundred US Dollar, except for share data, unless otherwise stated)

8. INCOME TAXES

The Company recorded income tax expenses of $400 in the three months ended March 31, 2025, or 0.0% of pre-tax loss, compared to income tax benefits of $276,600 income tax benefits, or 12.5% of pre-tax loss in the three months ended March 31, 2024. The difference in the effective federal income tax rate from the normal statutory rate in the first quarter of 2024 was primarily because we recognized tax benefits arising from the reduction of valuation allowance on its deferred tax assets from FunVerse.

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or availability to carryback the losses to taxable income during periods in which those temporary differences become deductible. The Company considered several factors when analyzing the need for a valuation allowance including the Company’s current three-year cumulative loss through March 31, 2025, the current year operation forecast, the Company’s recent filing for protection under Chapter 11 of the bankruptcy code, the operation uncertainty of the Company’s new business. Based on this analysis, the Company has concluded that a valuation allowance is necessary for its U.S. and foreign deferred tax assets not supported by either future taxable income or availability of future reversals of existing taxable temporary differences and has recorded a full valuation allowance on its deferred tax assets.

9. RELATED PARTIES

As of December 31, 2024, the Company had balance of $866,000 due from Quleduo, which is an equity investee of the Company (Note 4). The balance due from Quleduo was comprised of loan principal of $850,000 and interest receivable of $16,000.

Among the loans of $850,000, $300,000 of the loans bore interest rate of 8% per annum and remaining $550,000 of the loans were interest free. The loans were repayable in 12 months from the lending. The loans were made to support the operating activities of the equity investee.

For the three months ended March 31, 2025, the Company collected repayment of $111,900 from Quleduo, and recognized interest income of $4,700.

As of March 31, 2025, the Company had balance of $758,800 due from Quleduo, which was comprised of loan principal of $756,100 and interest receivable of $2,700.

For the three months ended March 31, 2024, the Company did not enter into any related party transactions.

10. COMMITMENTS AND CONTINGENCIES

In the ordinary course of the Company’s business, the Company may be subject to lawsuits, arbitrations and administrative proceedings from time to time. The Company believes that the outcome of any existing or known threatened proceedings, even if determined adversely, should not have a material adverse effect on the Company’s business, financial condition, liquidity or results of operations.

11. SUBSEQUENT EVENTS

In April 2025, the Company set up AIFLIX LLC (“AIFLIX”), a joint venture established in collaboration with Wardour Studios Inc. (“Wardour Studios”), a leading Hollywood production and digital-effects studio specializing in next-generation content creation, for AI-generated short drama production. Using proprietary AI tools, created by Wardour Studios, the partnership aims to drive the seamless integration of artificial intelligence (AI) into short-form narrative production, co-developing AI-generated short drama series for global audiences.

In May 2025, the Board of Directors approved the purchase of Bitcoin and/or Ethereum to hold as a treasury reserve asset.